Exhibit 99.1

Oncolytics Biotech® Inc. Announces First Patients Treated in Phase 1b Study in Advanced Pancreatic Cancer

CALGARY, Jan. 19, 2016 /CNW/ - Oncolytics Biotech Inc. ("Oncolytics") (TSX:ONC, NASDAQ:ONCY) today announced that the first patients have been treated  in a Phase 1b study of pembrolizumab (KEYTRUDA®) in combination with REOLYSIN® (pelareorep) and chemotherapy in patients with advanced pancreatic adenocarcinoma (REO 024).

"Checkpoint inhibitors are an emerging class of therapeutic that allows the immune system to better recognize and target tumors, and the goal of this study is to assess their potential in combination with REOLYSIN®," said Dr, Brad Thompson, President and CEO of Oncolytics. "Based on our early research it is possible that checkpoint inhibitors could support improved survival outcomes for patients treated with oncolytic viral therapy."

The study is enrolling patients 18 years or older with histologically confirmed advanced or metastatic pancreatic adenocarcinoma who have failed, or did not tolerate, first line treatment. It is an open-label Phase Ib trial designed to determine the safety and dose-limiting toxicities of REOLYSIN® and chemotherapy (gemcitabine or irinotecan or fluorouracil, at the treating physician's preference) in combination with pembrolizumab. Secondary endpoints include overall response rate and progression free survival by immune-related response criteria; overall survival; and effects of REOLYSIN® and pembrolizumab when administered in combination as determined by analysis of pre- and post-treatment treatment biopsies and blood-based immune markers. Following an initial six to nine patient safety run-in, up to an additional 15 patients may be enrolled for further evaluation of safety and efficacy.

About Pancreatic Cancer
The American Cancer Society estimates that 53,070 Americans will be diagnosed with pancreatic cancer and an estimated 41,780 Americans will die from the disease in 2016. The prognosis for patients diagnosed with pancreatic cancer, regardless of stage, is generally poor; the relative five-year survival rate for all stages combined is approximately seven percent.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as, the Company's expectations related to the phase 1b study in pancreatic cancer patients with advanced pancreatic adenocarcinoma, the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: NATIONAL Equicom, Nick Hurst, 800 6th Ave. SW, Suite 1600, Calgary, Alberta, T2P 3G3, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@national.ca; NATIONAL Equicom, Michael Moore,San Diego, CA, Tel: 858.886.7813, mmoore@national.ca; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY, 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 19-JAN-16